**PLS CPA, A PROFESSIONAL CORPATION.**
♦ 4725 MERCURY STREET, SUIT 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 433-2979
♦ E-MAIL changgpark@gmail.com ♦

August 1, 2014

**To Whom It May Concern:**

We consent to the incorporation by reference in the registration statements of American Home Alliance Corporation of our report dated on August 1, 2014, with respect to the unaudited interim financial statements of American Home Alliance Corporation, included in Form 10-Q for the period ended June 30, 2014.

Very truly yours,

/s/ *PLS CPA*

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PLS CPA, A Professional Corp.
San Diego, CA 92111